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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of   December, 2004
                                         ------------------


                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------




                                Page 1 of 25 Pages
                           Index is located on Page 2

                                                                         2 of 25

                                      INDEX



Document                                                    Page Number

Press Release dated December 21, 2004                              3

Signature Page                                                    25


                                                                         3 of 25



[ATI Technologies LOGO]

For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com
                ----------------

                      ATI Reports Record Quarterly Results

                      Revenues increase 31% to $614 million


MARKHAM, ON - December 21, 2004 - ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced record financial results for the first quarter of fiscal 2005.

Quarterly revenues1 grew 30.7% to $613.9 million from $469.7 million in the first quarter of fiscal 2004 as a result of sales increases in both the personal computer and digital consumer product lines. Gross margin percentage was 34.2%. In accordance with Canadian generally accepted accounting principles, beginning with the first quarter of fiscal 2005, ATI is expensing compensation costs associated with stock options granted to employees after September 1, 2002. Net income and net income per share including compensation costs associated with stock options were $63.7 million and $0.25 respectively, up from $47.4 million and $0.19 for last year's first quarter. Compensation costs associated with stock options in the first quarter of fiscal 2005 were $8.0 million. Net income and net income per share excluding compensation costs associated with stock options were $71.4 million and $0.28 respectively. ATI's cash position increased $71.7 million during the quarter to $620.6 million at November 30, 2004.

"We continue to demonstrate our technology and industry leadership through innovation, execution and customer focus," said David Orton, ATI's Chief Executive Officer. "This has translated into the sustained financial and operational performance we have seen over the past several quarters. Looking ahead, we believe we will continue to grow our business by helping consumers to create, connect and communicate in new ways - whether it's bringing 3D and camera features to mobile phones or high definition content to home PCs."

--------------------------
1 All dollar amounts are in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted. ATI Technologies Inc. reports under Canadian generally accepted accounting principles (GAAP).

                                                                         4 of 25


Outlook

Looking forward, we expect our leadership in graphics and multimedia technologies to continue to drive growth for ATI. Despite seasonal weakness in our consumer and game console businesses, we expect our revenues in the second quarter to be similar to the first quarter within a range of plus or minus $20 million - led by growth in PC graphics. We expect gross margin in the second quarter to be approximately the same as the first quarter of fiscal 2005 as improved PC margins should offset seasonal weakness of our consumer products and game console businesses. Operating expenses, excluding the expense associated with stock options, are expected to grow just over 10% relative to the first quarter due to higher prototyping costs and the foreign exchange impact of the appreciation of the Canadian dollar relative to the U.S. currency.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF INTERIM FINANCIAL RESULTS

This is management's discussion and analysis of financial condition and the results of operations (MD&A) that comments on ATI's operations, financial condition and cash flows for the three months ended November 30, 2004 compared to the three months ended November 30, 2003. This MD&A should be read in conjunction with the attached unaudited financial statements for the period ended November 30, 2004, the annual MD&A contained in the 2004 Annual Report and the audited consolidated financial statements for the year ended August 31, 2004.

In this MD&A, ATI, we, us and our mean ATI Technologies Inc. and its subsidiaries.


Important Information Regarding Forward-looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests" and similar expressions.

This MD&A and other sections of this news release contain forward-looking statements about ATI's objectives, strategies, financial condition and results. These "forward-looking" statements are based on current expectations and entail various risks and uncertainties. Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2003 Annual Information Form and 2004 Annual Report filed on SEDAR at www.sedar.com.
                  -------------

Unless indicated otherwise, this MD&A reflects our expectations as of December 21, 2004.

Any reference to "year-over-year" in this MD&A refers to a comparison of this year's first quarter results versus the first quarter of the prior year unless otherwise noted.

                                                                         5 of 25



RESULTS OF OPERATIONS

Revenues
--------

First quarter revenues grew 30.7% to $613.9 million from $469.7 million in the same period a year ago. PC revenues increased just over 20% on strong sales of discrete desktop products to the add-in board (AIB) channel and from PCI Express design wins with PC Original Equipment Manufacturers (OEMs). Total notebook revenues increased by about 20% on strong sales of discrete products. This was partially offset by lower sales of integrated products, which form a growing portion of the notebook market overall and where our market share is lower than that of discrete. Handset chip revenues grew about 80% due to a growing number of design wins and robust market demand for feature phones in general. Revenues from digital television products grew dramatically based on market growth, design wins and the continued penetration of our products among top digital TV manufacturers.

Gross Margin
------------

Gross margin percentage for the first quarter of fiscal 2005 was down 1.7 percentage points to 34.2% from 35.9% for the same period a year ago. The margin percentage for our desktop discrete products declined relative to the first quarter of the previous year primarily due to production costs associated with the introduction and ramp of our new PCI Express products. The overall margin percentage decline was partially offset by the sales growth in our consumer business, which has margins that are typically higher than our corporate average.

The royalty income we received from Nintendo for our graphics technology used in their GAMECUBE products also increased year-over-year, which has a positive impact on gross margin percentage.

Operating Expenses
------------------

In the first quarter of fiscal 2004, ATI announced a Restricted Share Unit program. A component of the program was a one-time cash payment to non-executive employees. This cash payment of $7.8 million impacted operating expense in the first quarter of fiscal 2004. This was not a factor in the first quarter of fiscal 2005.

Selling and marketing expenses increased 10.3% to $34.3 million, but declined as a percentage of revenues to 5.6% from 6.6% in the first quarter of last year. The absolute increase was related primarily to increased staffing levels for sales and technical support, which was partially offset by lower advertising costs and the cash payment in fiscal 2004 referred to above.

Administrative expenses were up 10.4% to $12.7 million from $11.5 million, but declined as a percentage of revenue to 2.1% from 2.5% in the first quarter of last year. The absolute increase was related primarily to increased staffing to support our growth, which was partially offset by lower costs associated with the cash payment in fiscal 2004 referred to above.

                                                                         6 of 25






Research and development expenses increased 15.5% year-over-year to $73.1 million, but declined as a percentage of revenue to 11.9% from 13.5% in the first quarter of last year. The absolute increase was largely a result of adding technical staff across the organization to support our growth, but higher prototyping costs - particularly in desktop, integrated notebook and handheld devices - also contributed to the increase. These were partially offset by lower costs associated with the cash payment in fiscal 2004 referred to above.

Stock-based Compensation
------------------------

In accordance with Canadian generally accepted accounting principles, effective the first quarter of fiscal 2005, ATI is expensing compensation costs associated with stock options granted to employees after September 1, 2002. This expense item, along with the expense associated with restricted share units and deferred share units, is reflected in the expense for stock-based compensation included in the attached consolidated statements of operations and retained earnings. Prior to the first quarter of fiscal 2005, the expense associated with restricted share units and deferred share units were reflected in selling and marketing, research and development and administrative expenses.

Stock-options, restricted share units and deferred share units comprise all stock-based compensation currently awarded by ATI to our employees and directors. Stock-based compensation costs were $10.6 million in the quarter as compared with $0.8 million in the same period last year. The increase in stock-based compensation was primarily related to ATI commencing the expensing of stock options in compliance with Canadian generally accepted accounting principles during the first quarter of fiscal 2005.

The $10.6 million expense in the first quarter of fiscal 2005 included $8.0 million for compensation costs associated with stock options, $2.0 million for compensation costs associated with restricted share units and $0.6 million for deferred share units.

Total Operating Expenses
------------------------

Our total operating expenses reflect the operating expenses detailed earlier, as well as amortization of intangible assets and other charges. For further information on the treatment of the amortization of intangible assets, please see Note 4 to our unaudited interim consolidated financial statements.

Interest and Other Income (Loss)
--------------------------------

Interest and other income was $2.2 million in the first quarter of 2005, compared with a charge of $1.8 million for the comparable period in fiscal 2004. The increase partially reflects investment income derived from interest on our higher cash balances. A write-down of fixed assets during the first quarter of fiscal 2004 also contributed to the increase in interest and other income this quarter relative to last year.

                                                                         7 of 25







Net Income
----------

Net income increased 34.3% to $63.7 million in the first quarter of fiscal 2005 from $47.4 million in the same quarter last year largely due to substantial growth in revenue. Net income per share increased to $0.25 from $0.19 over the same period. Net income and net income per share excluding the compensation costs associated with stock options described above were $71.4 million and $0.28 respectively for the first quarter of fiscal 2005.

Liquidity and Financial Resources

Inventory levels of $291.6 million at the end of the first quarter increased from $254.9 million at August 31, 2004. The increase was a result of increased sales and our need to maintain adequate levels of inventory to meet customer demands. Inventory turnover was just over our target of 60 days.

Accounts receivable were up 9.1% to $399.1 million from $365.6 at fiscal 2004 year-end. Accounts payable rose 7.6% to $295.6 million from $274.8 million at year-end. Both accounts receivable and accounts payable are at levels consistent with our business volumes.

As of November 30, 2004 we had working capital of $784.4 million compared to $694.7 million at August 31, 2004. Cash flows from operations were $66.9 million in the first quarter. Our cash position at quarter end was $620.6 million, up from $548.9 million at August 31, 2004.

Outstanding Share Data

At November 30, 2004 there were 251,323,648 common shares outstanding or 257,472,468 shares on a diluted basis.


ACCOUNTING POLICIES

Our unaudited interim consolidated financial statements are prepared according to Canadian GAAP. The key estimates and assumptions that management has made and their impact on the amounts reported in the unaudited interim consolidated financial statements and notes remain substantially unchanged from those described in our 2004 Annual MD&A, with the exception of the adoption in the first quarter of fiscal 2005 of the revised CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". See Note 1 to the unaudited interim consolidated financial statements for more information about the accounting policies used to prepare our financial statements.

                                                                         8 of 25




SUPPLEMENTARY FINANCIAL INFORMATION

The table below shows selected financial information for the eight most recently completed quarters.


(Thousands of U.S. dollars, except per share amounts)
      (Unaudited)



                                    Q1 2005     Q4 2004    Q3 2004     Q2 2004    Q1 2004    Q4 2003     Q3 2003    Q2 2003
                                   ----------- ---------- ----------- ---------- ---------- ----------- ---------- -----------
Revenues                             $613,859   $572,218    $491,457   $463,337   $469,705    $380,674   $355,691    $313,492
Cost of goods sold                    403,789    378,792     317,776    301,946    301,083     245,191    239,590     222,969
                                   ----------- ---------- ----------- ---------- ---------- ----------- ---------- -----------
Gross margin                          210,070    193,426     173,681    161,391    168,622     135,483    116,101      90,523

Expenses
      Selling and marketing            34,345     30,288      32,385     27,999     31,130      27,628     25,696      21,354
      Research and development         73,114     75,865      65,539     60,809     63,278      61,285     53,713      49,528
      Administrative                   12,676     11,517      12,166     11,532     11,487      10,557     10,326       9,318
      Amortization of intangible
      assets                            1,244      1,486       1,546      1,541      1,542       1,271      3,169       3,162
      Stock-based compensation         10,558      1,691       2,315      2,826        751           -          -           -
      Other charges (recoveries)          382        155        (454)      (178)       173      10,440      2,288      15,996
                                   ----------- ---------- ----------- ---------- ---------- ----------- ---------- -----------
                                      132,319    121,002     113,497    104,529    108,361     111,181     95,192      99,358
                                   ----------- ---------- ----------- ---------- ---------- ----------- ---------- -----------
Income (loss) from operations          77,751     72,424      60,184     56,862     60,261      24,302     20,909      (8,835)

Interest and other income (loss)        2,176      2,815       1,340      1,856     (1,754)        714     (1,350)        602
Gain (loss) on investments                  -          -      (1,307)         -          -       3,844          -           -
Interest expense                         (519)      (499)       (513)      (531)      (515)       (516)      (488)       (469)
                                   ----------- ---------- ---------- ----------- ---------- ----------- ----------  ---------
Income (loss) before income taxes      79,408     74,740      59,704     58,187     57,992      28,344     19,071      (8,702)
Income taxes                           15,705     13,584      11,085     10,602     10,553       6,050      4,063         715
                                   ----------- ---------- ---------- ----------- ---------- ----------- ---------- -----------
Net income (loss)                     $63,703    $61,156     $48,619    $47,585    $47,439     $22,294    $15,008      (9,417)
                                   =========== ========== =========== ========== ========== =========== ========== ===========
Net income (loss) per share
       Basic                            $0.26      $0.25       $0.20      $0.19      $0.20       $0.09      $0.06      ($0.04)
       Diluted                          $0.25      $0.24       $0.19      $0.19      $0.19       $0.09      $0.06      ($0.04)
                                   ----------- ---------- ----------- ---------- ---------- ----------- ---------- -----------
Weighted average number of shares (000's)
      Basic                           249,027    247,699     245,960    244,373    242,998     240,647    238,183     237,227
      Diluted                         257,472    258,198     256,650    255,876    254,109     249,525    242,539     237,227

Outstanding number of shares at
  the end of the period (000's)       251,324    249,287     247,886    246,604    244,239     241,742    239,267     237,297
                                   ----------- ---------- ----------- ---------- ---------- ----------- ---------- -----------



                                                                         9 of 25



Conference Call Information

ATI Technologies Inc. will host a conference call today at 8:30 AM (EST) to discuss its financial results for its fiscal 2005 first quarter ended November 30, 2004. To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required. A live webcast of the call will be available at

http://www.ati.com/companyinfo/ir/quarterlyresults.html
-------------------------------------------------------

under the Financial Information section, 2005 Conference Calls - Q1 2005. Replays of the conference call will be available through December 28, 2004 by calling 416-695-5800. The passcode is 3125450. A web cast replay will be available at the web site noted above.


About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to delivering leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2004 revenues of US $2 billion, ATI has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2004 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.


For media or industry analyst support, visit our Web site at http://www.ati.com
                                                             ------------------

Other ATI Contacts:

Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com
---------------------------------


For investor relations support, please contact:

Janet Craig, Director, Investor Relations, ATI Technologies Inc., at
(905) 882-2631 or
janet@ati.com
-------------


                                     - 30 -

                        -FINANCIAL STATEMENTS ATTACHED-

                                                                        10 of 25








ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)
(Thousands of US dollars, except per share amounts)

------------------------------------------------------------------------------------------------------------
                                                                        Three months ended
                                                              November 30                November 30
                                                                  2004                      2003
--------------------------------------------------------------------------------------------------------
Revenues                                                     $ 613,859   100.0%      $ 469,705   100.0%
Cost of goods sold                                             403,789    65.8%        301,083    64.1%
--------------------------------------------------------------------------------------------------------
Gross margin                                                   210,070    34.2%        168,622    35.9%
Expenses
     Selling and marketing                                      34,345     5.6%         31,130     6.6%
     Research and development                                   73,114    11.9%         63,278    13.5%
     Administrative                                             12,676     2.1%         11,487     2.5%
     Amortization of intangible assets (Note 4)                  1,244     0.2%          1,542     0.3%
     Stock-based compensation                                   10,558     1.7%            751     0.2%
     Other charges (Note 8)                                        382      -              173      -
--------------------------------------------------------------------------------------------------------
                                                               132,319    21.5%        108,361    23.1%
--------------------------------------------------------------------------------------------------------
Income from operations                                          77,751    12.7%         60,261    12.8%

Interest and other income (loss)                                 2,176     0.3%         (1,754)   (0.4)%
Interest expense                                                  (519)   (0.1)%          (515)   (0.1)%
--------------------------------------------------------------------------------------------------------
Income before income taxes                                      79,408    12.9%         57,992    12.3%
Income taxes                                                    15,705     2.5%         10,553     2.2%
--------------------------------------------------------------------------------------------------------
Net income                                                      63,703    10.4%         47,439    10.1%
Retained earnings, beginning of period                         308,825                 104,026
Adjustment to opening retained earnings:
    Change in accounting policy on stock-based
    compensation (Note 1(a))                                   (13,843)                      -
========================================================================================================
Retained earnings, end of period                             $ 358,685               $ 151,465
========================================================================================================
Net income per share (Note 9)
    Basic                                                       $ 0.26                  $ 0.20
    Diluted                                                     $ 0.25                  $ 0.19
========================================================================================================
Weighted average number of shares (000's)
    Basic                                                      249,027                 242,998
    Diluted                                                    257,472                 254,109
Outstanding number of shares at the end of the quarter
    (000's)                                                    251,324                 244,239
========================================================================================================



See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

                                                                        11 of 25



ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited)
(Thousands of US dollars)


 ---------------------------------------------------------------------------------------------------
                                                                 November 30         August 31
                                                                     2004               2004
  ---------------------------------------------------------------------------------------------------
 Assets
 Current assets:
      Cash and cash equivalents                                         $ 518,032         $ 446,808
      Short-term investments                                              102,584           102,108
      Accounts receivable                                                 399,064           365,644
      Inventories                                                         291,572           254,867
      Prepayments and sundry receivables                                   34,397            21,873
      Future income tax assets                                              9,307             8,076
 ---------------------------------------------------------------------------------------------------
 Total current assets                                                   1,354,956         1,199,376

 Capital assets                                                            87,521            85,943
 Intangible assets (Note 4)                                                 7,227             5,558
 Goodwill (Note 4)                                                        190,095           190,095
 Long-term investments                                                      2,751             2,751
 Tax credits recoverable                                                    6,924             9,193
 Future income tax assets                                                  28,050            20,570
 ---------------------------------------------------------------------------------------------------
      Total Assets                                                    $ 1,677,524       $ 1,513,486
=====================================================================================================
 Liabilities and Shareholders' Equity
 Current liabilities:
      Accounts payable                                                  $ 295,605         $ 274,772
      Accrued liabilities                                                 244,451           199,129
      Deferred revenue                                                     28,534            29,131
      Current portion of long-term debt (Note 6)                            1,761             1,571
      Future income tax liabilities                                           230                54
 ---------------------------------------------------------------------------------------------------
 Total current liabilities                                                570,581           504,657
 Long-term debt (Note 6)                                                   30,472            28,053
 Future income tax liabilities                                             40,184            36,088
 ---------------------------------------------------------------------------------------------------
 Total liabilities                                                        641,237           568,798

 Shareholders' equity:
      Share capital                                                       653,103           638,985
      Treasury stock                                                      (14,867)          (22,100)
      Contributed surplus                                                  31,092            10,704
      Retained earnings                                                   358,685           308,825
      Currency translation adjustments                                      8,274             8,274
 ---------------------------------------------------------------------------------------------------
 Total shareholders' equity                                             1,036,287           944,688
 ---------------------------------------------------------------------------------------------------
      Total Liabilities and Shareholders' Equity                      $ 1,677,524       $ 1,513,486
 ====================================================================================================
Subsequent event (Note 2)
Guarantee (Note 7)



See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

                                                                        12 of 25


ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(Thousands of US dollars)


--------------------------------------------------------------------------------------------
                                                                    Three months ended
                                                               November 30      November 30
                                                                  2004             2003
--------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
Net income                                                          $ 63,703        $ 47,439
Items which do not involve cash:
    Tax credits recoverable                                            2,269           2,217
    Future income taxes                                                 (707)           (578)
    Stock-based compensation                                          10,037             671
    Depreciation and amortization                                      5,938           6,602
    Gain on sale of long-lived assets (Note 8)                             -            (538)
    Unrealized foreign exchange loss                                   2,622           1,331
Change in non-cash operating working capital:
    Accounts receivable                                              (33,420)        (34,442)
    Inventories                                                      (36,705)        (48,113)
    Prepayments and sundry receivables                               (12,524)          6,387
    Accounts payable                                                  20,787          38,689
    Accrued liabilities                                               45,494          14,527
    Deferred revenue                                                    (597)          3,104
--------------------------------------------------------------------------------------------
                                                                      66,897          37,296
--------------------------------------------------------------------------------------------
Financing activities:
Principal payment on long-term debt                                     (392)           (344)
Issuance of common shares                                             14,118          16,004
Repurchase of common shares (Note 12)                                      -         (22,100)
Proceeds from sale of treasury stock                                       9               -
--------------------------------------------------------------------------------------------
                                                                      13,735          (6,440)
--------------------------------------------------------------------------------------------
Investing activities:
Purchase of short-term investments                                      (476)              -
Maturity of short-term investments                                     -              49,784
Additions to capital assets                                           (6,223)         (2,583)
Proceeds from sale of long-lived assets (Note 8)                         -             2,489
Acquisitions, net of cash acquired (Note 3)                           (3,088)         (2,069)
--------------------------------------------------------------------------------------------
                                                                      (9,787)         47,621
--------------------------------------------------------------------------------------------
Foreign exchange gain on cash held in foreign currency                   379             595
--------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                 71,224          79,072
Cash and cash equivalents - beginning of period                      446,808         300,905
--------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                            518,032         379,977
    Short-term investments                                           102,584               -
--------------------------------------------------------------------------------------------
Cash position - end of period                                      $ 620,616       $ 379,977
============================================================================================

Supplemental cash flow information (Note 10)



See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

                                                                        13 of 25


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2004
(Unaudited)

The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended August 31, 2004.

These consolidated condensed financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended August 31, 2004, except for the following accounting policy adopted during the fiscal quarter ended November 30, 2004:

(a)  Effective  September 1, 2004, the Company adopted the revised CICA Handbook
     Section 3870, "Stock-based Compensation and Other Stock-based Payments" which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. As a result, the Company is required to estimate the fair value of the stock options granted and expense the fair value over the service period of the stock options. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting for stock option awards granted since September 1, 2002 using the Black-Scholes option pricing model, and record an adjustment to opening retained earnings at September 1, 2004, in the amount of $13.8 million, representing the stock option expense for fiscal 2003 and 2004. The offset to retained earnings is an increase in contributed surplus and future income tax assets in the amounts of $17.5 million and $3.7 million respectively. The stock option expense for the three months ended November 30, 2004 was $8.0 million.

     The following table reports the pro forma amounts, including stock-based compensation expense, based on stock options issued subsequent to September 1, 2002 for the three months ended November 30, 2003.


           (Thousands of US dollars, except per share amount)
           -----------------------------------------------------------------
           Net income:
                As reported                                        $ 47,439
                Pro forma                                            45,937
           Basic net income per share:
                As reported                                          $ 0.20
                Pro forma                                              0.19
           Diluted net income per share:
                As reported                                          $ 0.19
                Pro forma                                              0.18
           -----------------------------------------------------------------


                                                                        14 of 25


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended November 30, 2004 is not necessarily indicative of the results to be expected for the full year.


2.  FINANCIAL INSTRUMENTS

The Company enters into forward foreign exchange contracts ("Forwards") to hedge its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate the Company to sell US dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

At November 30, 2004, there were no Forwards outstanding. On December 10, 2004, the Company purchased Forwards to buy Canadian $38.0 million in the next three months at an average rate of 1.2249.



3.   ACQUISITIONS

     (i) On September 1, 2004, the Company acquired certain assets of RT&C International ("RT&C), its sales organization for South Korea, for cash consideration of $1.3 million. The purchase price was allocated to the net assets acquired, comprising of intangible assets of $1.3 million and other assets of $37,000, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately 16 months.

          Under the terms of the agreement, RT&C is eligible to receive cash consideration up to $1.5 million, contingent upon RT&C achieving future performance targets within one year after the closing date. As at November 30, 2004, there were no awards earned or recognized. This contingency will be recorded when resolved, beyond a reasonable doubt.

     (ii) On September 2, 2003, the Company acquired certain assets from AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.1 million. The purchase price was allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.

          On September 30, 2004, the Company acquired the remaining assets located in Taiwan and China from AMI Technologies Corp. for cash consideration of $1.6 million. The purchase price was allocated to the net assets acquired, comprising of intangible assets of $1.6 million and other assets of $12,000, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.

                                                                        15 of 25


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)


4. INTANGIBLE ASSETS AND GOODWILL

The net book values of intangible assets and goodwill at November 30, 2004 and August 31, 2004 are as follows :


       (Thousands of US dollars)
      --------------------------------------------------------------------------------------------
                                       Cost         Accumulated       Net book     Net book value
                                                    amortization        value
                                                  November 30, 2004                August 31, 2004
      --------------------------------------------------------------------------------------------
      Core technology                   $ 23,670           $18,850        $ 4,820        $ 5,558
      Other                                5,775             3,368          2,407              -
      --------------------------------------------------------------------------------------------
      Total intangible assets           $ 29,445          $ 22,218        $ 7,227        $ 5,558
      --------------------------------------------------------------------------------------------
      Goodwill                         $ 376,788         $ 186,693      $ 190,095      $ 190,095
      --------------------------------------------------------------------------------------------



Amortization expense related to intangible assets amounted to $1.2 million for the three months ended November 30, 2004 (2004 - $1.5 million).

5. CREDIT FACILITIES

The Company maintains committed operating credit facilities aggregating $46.3 million with a single financial institution. There are no borrowings outstanding under these facilities.

6. LONG-TERM DEBT


       (Thousands of US dollars)
      ---------------------------------------------------------------------------------------
                                            Interest        November 30,        August 31,
                                              rate            2004                  2004
      ---------------------------------------------------------------------------------------
      Obligation under capital lease (i)      6.31%              $ 19,690            $ 18,049
      Mortgage payable (ii)                   6.96%                12,543              11,575
      ---------------------------------------------------------------------------------------
                                                                   32,233              29,624
      Less : Current portion                                        1,761               1,571
      ---------------------------------------------------------------------------------------
      Long-term portion                                          $ 30,472            $ 28,053
      ---------------------------------------------------------------------------------------




(i)  Obligation under capital lease :

     The Company's obligation under capital lease represents the lease on the building facility occupied by the Company in Markham, Ontario ("Building Facility"). The capital lease is denominated in Canadian dollars. As at November 30, 2004, the remaining amount outstanding on the capital lease was $19.7 million (Cdn. $23.4 million).

                                                                        16 of 25


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)


6. LONG-TERM DEBT (CONTINUED)

(ii) Mortgage payable :

     On September 10, 2002, Commerce Valley Realty Holding Inc. ("CVRH"), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance the Building Facility. The Company's proportionate share of the mortgage as at November 30, 2004 amounted to $12.5 million (Cdn. $14.9 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.


7.   GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment on the Building Facility. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee.

In addition, the Company posted a letter of credit in the amount of $2.5 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.


8. OTHER CHARGES

Other charges include the following items:


       (Thousands of US dollars)
      -----------------------------------------------------------------------------------
                                                                     Three months ended
                                                                        November 30
                                                                    2004           2003
      -----------------------------------------------------------------------------------
      Regulatory matters (i)                                            $ 382      $ 711
      Restructuring charge (recovery) - European operations (ii)            -       (538)
      -----------------------------------------------------------------------------------
      Total                                                             $ 382      $ 173
      -----------------------------------------------------------------------------------


                                                                        17 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)


8. OTHER CHARGES (CONTINUED)

(i)  Regulatory matters:

     In January 2003, the Company announced that Staff of the Ontario Securities Commission ("OSC") had filed a Notice of Hearing and Statement of Allegations ("Notice") in relation to the Company and others. The Notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to Staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chairman and then Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. The hearing originally set for February - March 2004 has been rescheduled to March - June 2005.

(ii) Restructuring charge (recovery) - European operations:

     The  following  table  details  the  activity  through  the   restructuring
     liabilities accrual :



      (Thousands of US dollars)
     --------------------------------------------------------------------
                                                  Three months ended
                                                      November 30
                                                 2004           2003
     --------------------------------------------------------------------
     Balance, beginning of period                  $ 18         $ 4,246
     Cash payments                                  (14)         (3,237)
     --------------------------------------------------------------------
     Balance, end of period                        $  4         $ 1,009
     --------------------------------------------------------------------

(a) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited ("ATEL"), its subsidiary in Dublin, Ireland and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of the building facility, to estimated fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

     During the first quarter of fiscal 2004, the Company was able to sell the building facility at a higher price than originally estimated resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during the same quarter.

(b)  During  the  fourth  quarter  of  fiscal  2003,  the  Company   decided  to
     discontinue the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH. The Company completed the major components of its exit plan for ATI Research GmbH in December 2003.

                                                                        18 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)


9. NET INCOME PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income per share:




       (Thousands of US dollars, except per share amounts)
      -------------------------------------------------------------------------------------------
                                                                             Three months ended
                                                                                 November 30
                                                                              2004         2003
      -------------------------------------------------------------------------------------------

      Net income                                                             $ 63,703    $ 47,439
      -------------------------------------------------------------------------------------------
      Weighted average number of common shares outstanding (000's):
          Basic                                                               249,027     242,998
          Effect of dilutive securities                                         8,445      11,111
      -------------------------------------------------------------------------------------------
          Diluted                                                             257,472     254,109
      -------------------------------------------------------------------------------------------
      Net income per share
          Basic                                                                $ 0.26      $ 0.20
          Diluted                                                              $ 0.25      $ 0.19
      -------------------------------------------------------------------------------------------


At November 30, 2004, options to purchase 5,640,806 (2004 - 4,869,994) shares of common stock were outstanding but were not included in the calculation of diluted net income per share because to do so would have been anti-dilutive.


10. SUPPLEMENTAL CASH FLOW INFORMATION



      (Thousands of US dollars)
      ------------------------------------------------------------------------
                                                     Three months ended
                                                        November 30
                                                    2004            2003
      ------------------------------------------------------------------------

      Cash paid for:
          Interest                                    $   489         $   484
          Income taxes                                    250             243
      Interest received                               $ 1,915         $ 1,012
      ------------------------------------------------------------------------


                                                                        19 of 25


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)


11. SEGMENTED INFORMATION

ATI designs and manufactures innovative 3D graphics and digital media silicon solutions. The Company has determined in the three month period ended November 30, 2004 that it operates in two reportable segments: Personal Computer (PC) and Consumer. The PC segment includes all 3D graphics, video, and multimedia products which are developed for use in desktop and notebook personal computers. The Consumer segment includes products used in cell phones, PDA's, DTV's, and set-top boxes. The Consumer segment also includes royalties and contract engineering services derived from cell phone and game console products. Previously, the Company reported as a single reportable segment.

The Company's management evaluates segment performance based on revenue and on operating income which is calculated as income or loss from operations before taxes excluding expenses related to stock-based compensation, amortization of intangible assets, and other charges.

The Company does not identify or allocate fixed assets by reportable segment. In addition, there are no inter-segment revenues. The accounting policies for all operating segments are the same as those described in the summary of significant accounting policies.

The following table presents the revenues and operating income of the two reportable segments for the three months ended November 30, 2004 and 2003.


(Thousands of US dollars)
-------------------------------------------------------------------------------------------------------
                          Consolidated                  PC                         Consumer
                       Three months ended        Three months ended            Three months ended
                          November 30                 November 30                   November 30
                          2004         2003         2004           2003            2004          2003
-----------------------------------------------------------------------------------------------------
Revenues               $ 613,859    $ 469,705    $ 518,317    $ 425,406        $ 95,542      $ 44,299
Operating income          89,935       62,727       68,329       61,971          21,606           756
-----------------------------------------------------------------------------------------------------


                                                                        20 of 25


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)


11. SEGMENTED INFORMATION (CONTINUED)

The following tables provide revenues by geographic area, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.


      (Thousands of US dollars)
      --------------------------------------------------------------
                                             Three months ended
                                                 November 30
                                             2004             2003
      --------------------------------------------------------------
      Revenues:
          Canada                              $ 4,331       $ 6,293
          United States                        79,801        49,478
          Europe                               21,118        40,283
          Asia-Pacific                        508,609       373,651
      --------------------------------------------------------------
      Consolidated revenues                 $ 613,859     $ 469,705
      --------------------------------------------------------------





                                                                      November 30      August 31
                                                                         2004             2004
      -------------------------------------------------------------------------------------------
      Capital assets, intangible assets and goodwill:
          Canada                                                          $ 75,210      $ 73,863
          United States                                                    205,482       206,147
          Europe                                                               191           165
          Asia-Pacific                                                       3,960         1,421
      -------------------------------------------------------------------------------------------
      Consolidated capital assets, intangible assets and goodwill        $ 284,843     $ 281,596
      -------------------------------------------------------------------------------------------


                                                                        21 of 25

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)


12. STOCK-BASED COMPENSATION

     (i)  Stock options

          The weighted average estimated fair value at the date of grant for the stock options granted within the three months ended November 30, 2004 and November 30, 2003 was $9.14 and $8.34 per share respectively. The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:




           -----------------------------------------------------------------------------------------
                                                                                Three months ended
                                                                                   November 30
                                                                                 2004        2003
           -----------------------------------------------------------------------------------------
           Risk-free interest rate                                                3.6%          3.4%
           Dividend yield                                                         0.0%          0.0%
           Volatility factor of the expected market price of the
             Company's common shares                                             65.5%         72.6%
           Expected life of the options                                      4.1 years     4.2 years
           -----------------------------------------------------------------------------------------



           The estimated fair value of the stock options is amortized to expense on a straight line basis over the options' vesting period and the related expense for the three months end November 30, 2004 amounted to $8.0 million. The stock option expense by functional areas is as follows:


           (Thousands of US dollars)
           ---------------------------------------------------------------------------
                                                                  Three months ended
                                                                   November 30, 2004
           ---------------------------------------------------------------------------
           Selling and marketing                                          $ 1,595
           Research and development                                         5,268
           Administrative                                                   1,186
           ---------------------------------------------------------------------------
                                                                          $ 8,049
           ---------------------------------------------------------------------------


                                                                        22 of 25

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)


12. STOCK-BASED COMPENSATION (CONTINUED)

      (ii) Restricted share units

           During the first quarter of fiscal 2004, the Company adopted a plan to grant restricted share units ("RSUs") to certain employees as part of its overall stock-based compensation plan. Under the terms of the plan, RSUs vest on each anniversary of the grant in equal one-third instalments over a period of three years. During the three months ended November 30, 2003, the Company advanced $22.1 million to the trustee to purchase the Company's common shares in the open market. The cost of the purchase of these shares is classified as treasury stock and presented as a reduction of shareholders' equity in the Company's consolidated balance sheet. In October 2004, 503,903 RSUs vested and were settled by delivery of common shares of the Company to the participants or by cash equivalent to its market value on the vesting date. As at November 30, 2004, there were 1,001,087 RSUs awarded and outstanding.

           RSU expense by functional areas incurred for the three months ended November 30, 2004 and 2003, excluding the one-time cash payment of $7.8 million made in the first quarter of fiscal 2004 to the non-executive employees who were eligible for the RSU plan, are summarized in the following table:



           (Thousands of US dollars)
           --------------------------------- ---------------------------
                                                     Three months ended
                                                        November 30
                                                   2004           2003
           --------------------------------- ------------ -------------
           Selling and marketing                 $   383         $ 116
           Research and development                1,279           515
           Administrative                            279           120
           --------------------------------- ------------ -------------
                                                 $ 1,941         $ 751
           --------------------------------- ------------ -------------



      (iii)Deferred share units

           During the second quarter of fiscal 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors. As at November 30, 2004, there were 92,082 DSUs outstanding of which 85,311 were vested (2004 - nil).

           The expenses for three months ended November 30, 2004 relating to DSUs granted to the directors for services rendered were $0.6 million (2004 - nil).

                                                                        23 of 25

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)



13. U.S. GAAP

The following table reconciles the net income as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:




   (Thousands of US dollars, except per share amounts)
   ------------------------------------------------------------------------------
                                                           Three months ended
                                                               November 30
                                                          2004            2003
   ------------------------------------------------------------------------------
   Net income in accordance with Canadian GAAP             $ 63,703      $ 47,439
   Tax effect of stock options exercised                     (2,353)       (2,230)
   Expenses related to stock options, net of taxes (i)        7,649             -
   Stock-compensation expenses (ii), (iii)                   (6,812)       (2,879)
   Other                                                         28            28
   ------------------------------------------------------------------------------
   Net income in accordance with U.S. GAAP                 $ 62,215      $ 42,358
   ------------------------------------------------------------------------------
   Net income per share:
        Basic                                                $ 0.25        $ 0.17
        Diluted                                              $ 0.24        $ 0.17
   ------------------------------------------------------------------------------
   Weighted average number of shares (000's):
        Basic                                               249,027       242,998
        Diluted                                             257,472       254,109
   ------------------------------------------------------------------------------


                                                                        24 of 25


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
November 30, 2004
(Unaudited)

13. U.S. GAAP (CONTINUED)

     (i) Under Canadian GAAP, effective September 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation. For U.S. GAAP purposes, the intrinsic value method is used to account for stock-based compensation for employees. Compensation expense of $7.6 million, net of taxes recognized under Canadian GAAP would not be recognized under U.S. GAAP for the three months ended November 30, 2004. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant, therefore there is no expense under the intrinsic value method for U.S. GAAP purposes for the three months ended November 30, 2004 and 2003.

     (ii) Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

     (iii)Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company's stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

14. COMPARATIVE INFORMATION

The company has reclassified certain prior period information to conform to the current period presentation.

                                                                       25 of 25

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ATI TECHNOLOGIES INC.



Date:December 21, 2004        By:  //Terry Nickerson//
                                   -------------------------------------------
                                   Name:    Terry Nickerson
                                   Title:   Senior Vice President, Finance and
                                   Chief Financial Officer